March 28, 2005

Mail Stop 0306

Jonathan A. Greenberg, Esq.
Vice President, General Counsel and Secretary
United Industrial Corporation
124 Industry Lane
Hunt Valley, MD 21030


	Re:	United Industrial Corporation
Post-Effective Amendment No. 3 to Registration Statement on Form
S-3
filed March 18, 2005
      SEC File No. 333-120402

Dear Mr. Greenberg:

	We have limited our review of this registration statement to consider whether you need to update your financial statements prior to requesting acceleration. Please file audited financial statements for your most recently completed fiscal year, and amend the registration statement to update the disclosure and the incorporation by reference section. See Rule 3-12 of Regulation S-X. Once this issue is resolved, no further review of the registration statement has been or will be made.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Adelaja Heyliger at
(202)
824-5082.


							Sincerely,



							Peggy A. Fisher
							Assistant Director

cc (via fax):	Julie M. Allen, Esq.  Proskauer Rose LLP
212.969.2900





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Jonathan A. Greenberg, Esq.
United Industrial Corporation
March 28, 2005
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